IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
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SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
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September 10, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Hartman Short Term Income Properties XX, Inc.
   File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated August 3, 2009.  The pre-effective amendment number 6 to the Form S-11A has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

Policy with Respect to Leverage page 10

1.
We note your response to comment 3 of our letter dated June 29, 2009 that you currently intend to maintain debt up to approximately 50% of the value of your real property assets. Please provide similar revisions in your compensation tables, which currently state that the 50% limit is based on the value of your aggregate assets.

1.           In response to your first comment, we have clarified each of the compensation tables on pages 16-17 and 73 to reflect that the fee discussed is based on an assumed 50% leverage level on real property.

Certain Conflict Resolutions Procedures. page 82

2.
We note your response to comment 7 that in an affiliated transaction, the independent directors may forgo an independent appraisal and determine the value based on "appropriate capitalization rates" or recent sales of "comparable properties." Please revise to clarify, if true, that the independent directors or the full board will determine the amount of "appropriate" capitalization rates and the properties that are deemed "comparable" for purposes of comparing sales prices.

Duc Dang, Esq.
Securities and Exchange Commission
September 10, 2009

2.           We have a sentence on page 84 to make clear that the independent directors must determine the appropriate capitalization rate or whether a sale is comparable if they determine not to use an independent appraisal in valuing the registrant’s assets.

Management's Discussion and Analysis of Financial Condition and Results of 0perations
Critical Accounting Policies and Estimates Real Estate, page 96

3.	Please note that as a calendar year-end company, SFAS 141(R) is effective for business combinations for which such acquisition date is on or after January 1, 2009.

3.           In response to this comment, we have corrected the reference to SFAS 141(R) on page 96.

Financial Statements, page F-2

4.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X

4.           We are cognizant of the updating requirements of Rule 3-12 of Regulation S-X and have attached audited financial statements as of June 30, 2009 starting at F-1.

Prior Performance Tables
Table III. Annual Operating Results of Prior Real Estate Programs, page A-5

5.	We note your response to comment 19. Please revise to provide a footnote to the table to reflect your response.

5.           We have added footnote three to Table III of the Prior Performance Tables to reflect only the periods in which the sponsor was involved in Hartman Commercial Properties REIT (now Whitestone REIT).

Part II

6.	Please note on EDGAR that Part II of your registration statement ends on page II-4. Please file the complete registration statement, including the signature page, with your next amendment.

6.           We have added the signature pages to Part II.

Duc Dang, Esq.
Securities and Exchange Commission
September 10, 2009

Exhibit 23.2

7.	Please amend your filing to include a currently dated and signed consent from your accountants, GBH CPAs, PC, for the inclusion of their audit report and reference to their authority as experts.

7.           We have enclosed the consent of GBH CPAs as exhibit 23.2 to Part II.

Please call the undersigned with any questions or concerns as you review the S-11A.  We expect to be in touch with you in the next week to discuss acceleration.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff